U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING
                                    (Check One):

     [ ] Form 10-K and Form l0-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and [ ] Form 10-QSB and [ ] Form N-SAP

     For Period Ended: March 28, 1999

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAP

     For the Transition Period Ended: NA


     PART I - REGISTRANT INFORMATION


     Full Name of Registrant:

     Champion Parts, Inc.

     Former Name if Applicable:

     NA

     Address of Principal Executive Office (Street and Number):

     751 Roosevelt Road, Building #7, Suite 110

     City, State and Zip Code:

     Glen Ellyn, Illinois  60137


     PART II - RULES 12b-25(b) and (a)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]   (c) The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.


     PART III - NARRATIVE


     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.
     (Attach Extra Sheets if Needed)

          The Company during the first quarter of 1999 has been in the process of converting its corporate financial and manufacturing systems to a new operating platform running custom designed software unique to its mode of business operations. In March, a total cut-over was made to the new systems, and the parallel running of the old system terminated.

          The transition to the new software has been fraught with major programming problems with the centralized accounts receivable and payable sub-systems. At this juncture, the Company's financial staff has been unable to fully reconcile these sub-systems with the general ledger. Consequently, we are seeking relief on filing the Form 10-Q so that we can properly review and reconcile with assurance the financial information required by the Exchange Act.


     PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

         Richard W. Simmons      (870) 777-8821 Ext.107
         -----------------------------------------------------
             (Name)            (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identity report(s)

          [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [ ] Yes   [X] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



     Champion Parts, Inc., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date: 5/12/99                     By: /s/ Richard W. Simmons
                                       ---------------------------
                                       Corporate Controller and Secretary